UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zipcar, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98974X-10-3

(CUSIP Number)

Song H. Pak, Esq.

Revolution Living LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1427

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons. Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power: 7,853,818[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 7,853,818[1]
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,853,818[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%[2]
14.	Type of Reporting Person (See Instructions) IN

1	See Item 5.
2	Based upon 40,121,660 shares of the Issuer’s common stock that were outstanding as of December 31, 2012 as represented by the Issuer in the Merger Agreement (as defined in Item 4 hereof).

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons. Stephen M. Case Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Virginia
Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power: 7,852,175[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 7,852,175[1]
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,852,175[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%[2]
14.	Type of Reporting Person (See Instructions) OO

1	See Item 5.
2	Based upon 40,121,660 shares of the Issuer’s common stock that were outstanding as of December 31, 2012 as represented by the Issuer in the Merger Agreement (as defined in Item 4 hereof).

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons. Revolution Living LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power: 6,852,175[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,852,175[1]
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,852,175[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%[2]
14.	Type of Reporting Person (See Instructions) OO

1	See Item 5.
2	Based upon 40,121,660 shares of the Issuer’s common stock that were outstanding as of December 31, 2012 as represented by the Issuer in the Merger Agreement (as defined in Item 4 hereof).

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons. Revolution Living II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power: 250,000[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 250,000[1]
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%[2]
14.	Type of Reporting Person (See Instructions) OO

1	See Item 5.
2	Based upon 40,121,660 shares of the Issuer’s common stock that were outstanding as of December 31, 2012 as represented by the Issuer in the Merger Agreement (as defined in Item 4 hereof).

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons. Revolution Living III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power: 250,000[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 250,000[1]
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%[2]
14.	Type of Reporting Person (See Instructions) OO

1	See Item 5.
2	Based upon 40,121,660 shares of the Issuer’s common stock that were outstanding as of December 31, 2012 as represented by the Issuer in the Merger Agreement (as defined in Item 4 hereof).

This Amendment No. 1 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed on August 31, 2012 (the “Schedule 13D”), by Stephen M. Case, Stephen M. Case Revocable Trust, Revolution Living LLC, a Delaware limited liability company, Revolution Living II LLC, a Delaware limited liability company, and Revolution Living III LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Zipcar, Inc., a Delaware corporation (the “Issuer” or “Zipcar”).

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented by adding the following information under the new heading “Merger”:

Merger

Merger Agreement

On December 31, 2012, Zipcar, Avis Budget Group, Inc., a Delaware corporation (“Avis”), and Millennium Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Avis (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Avis has agreed to acquire all of the outstanding shares of Zipcar for $12.25 per share in cash, without interest, and pursuant to which Merger Sub will be merged with and into Zipcar with Zipcar continuing as the surviving corporation and a wholly-owned subsidiary of Avis (the “Merger”).

For more information regarding the Merger and the Merger Agreement, please refer to Item 1.01 of Form 8-K filed on January 2, 2013 (the “Form 8-K”) by Zipcar. The Merger Agreement is filed as Exhibit D hereto.

The Merger Agreement governs the contractual rights between the parties in relation to the Merger. The Merger Agreement has been filed as an exhibit to this Amendment to provide investors with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Zipcar or Avis. In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Zipcar or Avis. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to contractual standards of materiality different from those generally applicable under the securities laws.

Voting Agreement

In connection with the parties’ entry into the Merger Agreement, the directors, executive officers and three holders of greater than 5% of the issued and outstanding shares of Zipcar Common Stock, including Mr. Case, the Trust, and RL (the “Voting Parties”) have entered into separate voting agreements (the “Voting Agreements”) with Avis covering shares of Zipcar Common Stock legally or beneficially owned by the Voting Parties (the “Voting Party Shares”), which represent, in the aggregate, approximately 32% of Zipcar’s outstanding shares. Under the Voting Agreements, each Voting Party has agreed to vote his or her Voting Party Shares in favor of the Merger and against any Acquisition Proposal and certain other actions, proposals, transactions or agreements that could reasonably be expected to, among other things, result in a breach of any covenant, representation or warranty of Zipcar under the Merger Agreement or such Voting Party under the Voting Agreement or impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger. In addition, each of the Voting Parties has agreed not to make an Acquisition Proposal or initiate, solicit or engage in discussions with any other person regarding an Acquisition Proposal. Each Voting Party has further agreed to certain restrictions on the disposition of its Voting Party Shares, subject to the terms and conditions set forth in the Voting Agreements. The Voting Agreements provide that they will terminate upon the earlier of the effective time of (i) the Merger and (ii) any termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Merger Agreement, which is attached hereto as Exhibit D and incorporated herein by reference, and the full text of the Form of Voting Agreement, which is attached hereto as Exhibit E and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:

(a) and (b) The Reporting Persons collectively beneficially own an aggregate of 7,853,818 shares of Common Stock, or approximately 19.6% of the outstanding shares (based upon 40,121,660 shares of the Issuer’s common stock that were outstanding as of December 31, 2012, as represented by the issuer in the Merger Agreement. Such shares are beneficially owned as follows:

Reporting Person	Shares Beneficially Owned		Percentage Ownership
Stephen M. Case	7,853,818	(1)	19.6%
Trust	7,852,175	(2)	19.6%
RL	6,852,175	(3)	17.1%
RL II	250,000	(4)	0.6%
RL III	250,000	(5)	0.6%

(1)	Consists of: 1,000,000 shares directly held by the Trust; 6,352,175 shares directly held by RL; 250,000 shares directly held by RL II: 250,000 shares directly held by RL III; and 1,643 shares issuable within 60 days of the date of this filing upon exercise of a stock option held directly by Mr. Case. Mr. Case has the sole power to vote and dispose of the shares underlying the stock option. As the sole trustee of the Trust and Chairman, Chief Executive Officer and President of RL, RL II and RL III, Mr. Case has the sole power to direct the vote and disposition of the shares held by the Trust, RL, RL II and RL III.

(2)	Consists of: 1,000,000 shares directly held by the Trust; 6,352,175 shares directly held by RL; 250,000 shares directly held by RL II; and 250,000 shares directly held by RL III. The Trust has the sole power to vote and dispose of the shares that it holds directly. As the indirect controlling stockholder of RL, RL II and RL III, the Trust has the sole power to direct the vote and disposition of the shares held by RL, RL II and RL III, except to the extent such power is exercised by Mr. Case as the sole trustee of the Trust.
(3)	Consists of: 6,352,175 shares directly held by RL; 250,000 shares directly held by RL II; and 250,000 shares directly held by RL III. RL has the sole power to vote and dispose of the shares that it holds directly. As the sole stockholder of RL II and RL III, RL has the sole power to direct the vote and disposition of the shares held by RL II and RL III, except to the extent such power is exercised by the Trust or Mr. Case as controlling persons of RL.
(4)	Consists of 250,000 shares directly held by RL II. RL II has the sole power to vote and dispose of such shares.
(5)	Consists of 250,000 shares directly held by RL III. RL III has the sole power to vote and dispose of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by adding the following at the end thereof:

D.	Agreement and Plan of Merger, dated as of December 31, 2012, by and among Zipcar, Inc., Avis Budget Group, Inc., and Millennium Acquisition Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of Zipcar Inc.’s Current Report on Form 8-K filed January 2, 2013).

E.	Form of Voting Agreement, dated as of December 31, 2012 (incorporated herein by reference to Exhibit 2.2 of Zipcar Inc.’s Current Report on Form 8-K filed January 2, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2013	/s/ STEPHEN M. CASE
STEPHEN M. CASE

STEPHEN M. CASE REVOCABLE TRUST

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Trustee

REVOLUTION LIVING LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

REVOLUTION LIVING II LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

REVOLUTION LIVING III LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)